Exhibit 99.1

MCI ACCEPTS REVISED PROPOSAL FROM VERIZON

Increase in cash of $2.75 per share (or approximately $900 million)

Guarantees minimum equity value

ASHBURN, Va., March 29, 2005 – MCI, Inc. (NASDAQ: MCIP) today said that it received revised proposals from Verizon and Qwest. After a review of both proposals MCI’s Board of Directors accepted Verizon’s revised offer. MCI and Verizon have amended their February 14, 2005 merger agreement accordingly.

Revised Verizon Proposal
Under the revised Verizon proposal, each MCI share will receive cash and stock worth at least $23.50, comprising an increase in cash of $2.75 (or approximately $900 million in the aggregate) to $8.75 (including MCI’s March 15 dividend payment of $0.40 per share) as well as the greater of 0.4062 Verizon shares for every share of MCI Common Stock or Verizon shares valued at $14.75. Under this price protection feature, Verizon may elect to pay additional cash instead of issuing additional shares over the 0.4062 exchange ratio.

Of the $8.75, up to $5.60 is expected to be paid upon approval of the transaction by MCI’s shareholders.

Under the revised proposal, MCI may be required to pay Verizon a termination fee in the event the agreement is terminated. Under specified circumstances, this termination fee has been increased to $240 million from $200 million and reimbursement to Verizon for its expenses up to $10 million.

In making its determination, MCI’s Board considered the following factors, among others: the changing competitive nature of the telecommunications industry; increasing need for scale and comprehensive wireless capabilities; access economics; the level and achievability of synergies; strength of capital structure; the ongoing ability to sustain network service quality and invest in new capabilities; and ensuring ongoing customer confidence among MCI’s large enterprise and government customers.

“MCI’s Board has been closely and carefully evaluating all of the recent developments,” said Nicholas deB. Katzenbach, MCI Chairman of the Board. “We believe Verizon’s substantial increase in its offer, the strength of its competitive position and the financial certainty at close make this offer compelling to our shareholders, customers and employees.”

Original MCI/Verizon Merger Terms
The original merger agreement entered into with Verizon on February 14, 2005 provided MCI shareholders with $6.00 in cash (including MCI’s March 15 dividend payment of $0.40 per share) and 0.4062 Verizon shares, representing a total value of $20.12 per MCI share based on Verizon’s closing share price on March 24, 2005.

Revised Qwest Proposal
Qwest’s latest offer stands at $10.50 in cash (including MCI’s March 15 dividend payment of $0.40 per share) and 3.735 Qwest shares (subject to adjustment under a collar which fixes the value of the Qwest shares at $15.50 provided Qwest’s share price is between $3.74 and $4.57) per MCI share. The revised Qwest offer included increased financing by $500 million to $5.75 billion. Qwest’s offer terminates on April 5, 2005.

About MCI
MCI, Inc. (NASDAQ: MCIP) is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry's most expansive global IP backbone, based on the number of company-owned points of presence, and wholly-owned data networks, MCI develops the converged communications products and services that are the foundation for commerce and communications in today's market. For more information, go to www.mci.com.

In connection with the previously announced proposed transaction between MCI and Verizon, a registration statement, including a proxy statement of MCI, and other materials will be filed with the Securities and Exchange Commission ("SEC"). We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about MCI and Verizon, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the previously announced proposed transaction between MCI and Verizon. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

###